Exhibit 4.1

FIRST AMENDMENT TO

RIGHTS AGREEMENT

THIS FIRST AMENDMENT (this “Amendment”), dated as of September 23, 2009, to the Rights Agreement, dated June 24, 2004 (the “Rights Agreement”), is by and between Jackson Hewitt Tax Service Inc. (the “Company”) and American Stock Transfer & Trust Company (as successor to The Bank of New York) as Rights Agent (the “Rights Agent”).

RECITALS

WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement;

WHEREAS, the Board of Directors of the Company has determined to amend the Rights Agreement to cause it to expire in accordance with the terms thereof as of the date hereof;

WHEREAS, pursuant to Section 27 of the Rights Agreement, prior to such time as any Person becomes an Acquiring Person the Company may, and the Rights Agent shall if the Company so directs, from time to time supplement and amend the Rights Agreement;

WHEREAS, the Board of Directors of the Company has determined that an amendment to the Rights Agreement as set forth herein is necessary and desirable in connection with the foregoing and the Company and the Rights Agent desire to evidence such amendment in writing; and

WHEREAS, all acts and things necessary to make this Amendment a valid agreement, enforceable according to its terms, have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent.

NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Certain Definitions. Capitalized terms used in this Amendment but not otherwise defined shall have the meanings given to such terms in the Rights Agreement.

Section 2. Amendment of the Definition of “Final Expiration Date”. Section 7(a) of the Rights Agreement is hereby amended and restated in its entirety as follows:

“Section 7. Exercise of Rights; Purchase Price; Expiration Date of Rights.

(a) Subject to Section 7(e) hereof, at any time after the Distribution Date the registered holder of any Rights Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein including, without limitation, the restrictions on exercisability set forth in Section 9(c), Section 11(a)(iii) and Section 23(a) hereof) in whole or in part upon surrender of the Rights Certificate, with the form of election to purchase and the certificate on the reverse side thereof duly executed, to the Rights Agent at the principal office or offices of the

Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price with respect to the total number of one one-thousandths of a share (or other securities, cash or other assets, as the case may be) as to which such surrendered Rights are then exercisable, at or prior to the earlier of (i) 5:00 P.M., New York City time, on September 28, 2009, or such later date as may be established by the Board of Directors prior to the expiration of the Rights (such date, as it may be extended by the Board, the (“Final Expiration Date”), or (ii) the time at which the Rights are redeemed or exchanged as provided in Section 23 and Section 24 hereof (the earlier of (i) and (ii) being herein referred to as the “Expiration Date”).”

Section 3. Amendment to Exhibit B and Exhibit C. Exhibit B and Exhibit C to the Rights Agreement entitled “Form of Right Certificate” and “Summary of Rights to Purchase Preferred Stock,” respectively, are hereby amended to replace the words “2014” and “June 24, 2014” with the words “2009” or “September 28, 2009,” respectively, in all places where such words appear.

Section 4. Effective Date; Remaining Terms. This Amendment shall be effective as of the date first above written, and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby. Notwithstanding the foregoing, each of the Company and the Rights Agent acknowledges and agrees that, at the Close of business on the Final Expiration Date, the Rights Agreement shall terminate and be of no further force and effect, except as to those provisions of the Rights Agreement that expressly survive the termination of the Rights Agreement, the exercise or expiration of the Rights and the resignation or removal of the Rights Agent.

Section 5. Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 6. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State; provided, however, that the rights, obligations and duties of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York. The parties agree that all actions and proceedings arising out of this Amendment or any of the transactions contemplated hereby, shall be brought in the U.S. District Court in the Southern District of New York or in a New York State Court in the County of New York and that, in connection with any such action or proceeding, submit to the jurisdiction of, and venue in, such court.

Section 7. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 8. Descriptive Headings. Descriptive headings of the several sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, all as of the day and year first above written.

JACKSON HEWITT TAX SERVICE INC.

By:	/s/ Daniel P. O’Brien
Name:	Daniel P. O’Brien
Title:	Executive Vice President and Chief Financial Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY

By:	/s/ Herbert J. Lemmer
Name:	Herbert J. Lemmer
Title:	Vice President